EX 99.2

NETCO ENERGY INC.
1100 – 609 West Hastings Street
Vancouver, BC, Canada V6B 4W4
Tel: 604-331-3376 Fax: 604-688-4712

Netco Announces Investor Relations Agreement update

VANCOUVER, March 2, 2004 – Netco Energy Inc. (the “Company”) (TSXV: NEI) is pleased to announce that the Company has entered into a formal Investors Relations Agreement effective March 1, 2004 with Mr. Chadwick Wasilenkoff to perform investor relations and marketing activities on behalf of the Company.

Mr. Wasilenkoff graduated from the University of British Columbia (in Vancouver, British Columbia) in 1995 with a Bachelor of Arts Degree. Following university, Mr. Wasilenkoff was employed at Canaccord Capital Corporation for 5 years as a Registered Investment Advisor until he left to pursue other investment opportunities in the fall of 2002.

The term of the agreement with Mr. Wasilenkoff will initially be a six-month term, effective March 1, 2004, renewable for a second six-month term (upon mutual consent). The Company will pay Mr. Wasilenkoff a monthly fee of $5,000 per month plus up to $2,000 per month in overhead costs. Pursuant to the agreement, the Company also will grant to Mr. Wasilenkoff 100,000 incentive stock options exercisable at $0.60 per share for a period of five years. The options will vest as to 25,000 options after each 90 day period during the term of the agreement, such that all 100,000 stock options vest on the 360th day after the effective date. Any stock options that have not vested prior to termination of the agreement shall be cancelled. Upon termination of the agreement any vested options shall expire after one month. The foregoing terms are subject to applicable securities laws and regulatory approval.

For further information, please contact Chris Schultze at (604) 331-3376.

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